Enterprise Products Partners L.P.

1100 Louisiana Street, 10th Floor

Houston, Texas 77002

May 19, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Anuja A. Majmudar

Re:	Registration Statement on Form S-3 (File No. 333-238170) of Enterprise Products Partners L.P.

Dear Ms. Majmudar:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-3 be accelerated to 11:00 a.m., Washington, D.C. time, on Thursday, May 21, 2020, or as soon thereafter as practicable.

Very truly yours,
Enterprise Products Partners L.P.
By:	Enterprise Products Holdings LLC,
its general partner
By:	/s/ Harry P. Weitzel
Harry P. Weitzel
Executive Vice President, General Counsel and Secretary